UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Ossen Innovation Co., Ltd.

(Name of the Issuer)

Ossen Innovation Co., Ltd.

New Ossen Group Limited

New Ossen Innovation Limited

Acme Innovation Limited

Pujiang International Group Limited

Elegant Kindness Limited

Dr. Liang Tang

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G67908106

(CUSIP Number)

Ossen Innovation Co., Ltd.	Dr. Liang Tang
c/o Wei Hua	New Ossen Group Limited
518 Shangcheng Road, Floor 17	New Ossen Innovation Limited
Pudong District, Shanghai, 200120	Acme Innovation Limited
People’s Republic of China	Pujiang International Group Limited
Telephone: +86 (21) 6888-888	Elegant Kindness Limited
16/F, No. 518, Shangcheng Road
Pudong District, Shanghai
People’s Republic of China
Telephone: +86 (21) 6888-888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
DLA Piper (UK) LLP	Wilson Sonsini Goodrich & Rosati
20th Floor South Tower Beijing Kerry Center	Jin Mao Tower 38F, Unit 03-04
No.1 Guanghua Road, Chaoyang District	88 Century Boulevard
Beijing 100020, PRC	No. 2 Jianguomenwai Avenue
Attention: James Chang, Esq.; Yang Ge, Esq.	Pudong, Shanghai, 200121, China
Facsimile: +86 10 8520 0700	Attention: Dan Ouyang, Esq.; Jie Zhu, Esq.
Facsimile: +86 21 6165 1799

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
US$11,459,887	US$1,250.27

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of US$1.70 for 6,741,110 issued and outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Table of Contents

Page

Item 15	Additional Information	1

Item 16	Exhibits	2

INTRODUCTION

This amendment no. 4 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ossen Innovation Co., Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered ordinary shares, par value of US$$0.01 per share (each, a “Share” and collectively, the “Shares”); (b) New Ossen Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) New Ossen Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned Subsidiary of the Parent (“Merger Sub”); (d) Acme Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands ; (e) Pujiang International Group Limited, a company with limited liability incorporated under the laws of the Cayman Islands; (f) Elegant Kindness Limited, a company with limited liability incorporated under the laws of the British Virgin Islands; and (g) Dr. Liang Tang, the chairman of the board of directors of the Company (“Dr. Tang”).

This Transaction Statement relates to that certain agreement and plan of merger dated as of December 17, 2020 (as amended on June 16, 2021) by and among the Parent, the Merger Sub and the Company (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly-owned subsidiary of the Parent.

This Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15   Additional Information

Item 15 is hereby amended and supplemented as follows:

On September 9, 2021 at 10:00 am (Beijing Time), an extraordinary general meeting of shareholders of the Company was held at the Company’s office at 518 Shangcheng Road, Floor 17, Pudong District, Shanghai, 200120, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the articles of merger and the plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, substantially in the form attached as Appendix 1 to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement, including the Merger.

On September 9, 2021, the Company and Merger Sub filed the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, which was registered by the Registrar of Corporate Affairs of the British Virgin Islands as of September 9, 2021, pursuant to which the Merger became effective on September 9, 2021 (the “Effective Time”).

At the Effective Time, each of the Company’s shares issued and outstanding prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$1.70 per Share in cash and without interest and (ii) each American depositary share (each an “ADS”) issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive US$5.10 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated June 30, 2020 by and among the Company, the Bank of New York Mellon), except for: (i) shares beneficially owned by Pujiang International Group Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the "Rollover Shares"), and (ii) shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the "Dissenting Shares", together with the Rollover Shares, the "Excluded Shares"). Each Excluded Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist, and no consideration would be delivered with respect thereto, provided that the Dissenting Shares would be paid with the payment resulting from the procedure in Section 179 of the BVI Companies Act, 2004, as amended.

On September 9, 2021, as part of the Merger, the Company also received resignation notices from each of Mr. Junhong Li, Ms. Yingli Pan, and Mr. Zhongcai Wu as directors of the Company. Mr. Wei Hua also resigned from his capacity as a director of the Company. As on September 9, 2021, the sole director of the Company became Mr. Liang Tang.

On September 9, 2021, the Company also requested that trading of its ADSs on the Nasdaq Capital Market (“Nasdaq”) be suspended. On September 10, Nasdaq filed a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16   Exhibits

(a)-(1)	Proxy Statement of the Company, dated August 5, 2021.*

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.*

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.*

(a)-(4)	Press Release issued by the Company, dated August 27, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Security and Exchange Commission on August 27, 2020.*

(a)-(5)	Press Release issued by the Company, dated September 16, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 16, 2020.*

(a)-(6)	Press Release issued by the Company, dated September 22, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 22, 2020.*

(a)-(7)	Press Release issued by the Company, dated October 2, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 2, 2020.*

(a)-(8)	Press Release issued by the Company, dated December 17, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 17, 2020.*

(a)-(9)	Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the Security and Exchange Commission on May 18, 2020.*

(a)-(10)	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company filed with the SEC on May 17, 2021.*

(a)-(11)	Press Release issued by the Company, dated June 16, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 16, 2021.*

(a)-(12)	Press Release issued by the Company, dated April 14, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 14, 2021.*

(a)-(14)	Letter Regarding Change in Accountants for Form 6-K, dated April 14 , 2021, incorporated herein by reference to Exhibit 16.1 to the Report on Form 6-K furnished by the Company to the SEC on April 14, 2021.*

(a)-(15)	Press Release issued by the Company, dated September 9, 2021, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 13, 2021.

(b)	Not Applicable.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 17, 2020, incorporated herein by reference to Annex B of the proxy statement.*

(c)-(2)	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Independent Committee of the board of directors of the Company, dated December 17, 2020.*

(c)-(3)	Preliminary discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Independent Committee of the board of directors of the Company, dated November 17, 2020.*

(d)-(1)	Agreement and Plan of Merger, dated as of December 17, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.*

(d)-(2)	Equity Commitment Letter, dated as of December 17, 2020, by Pujiang International Group limited in favor of the Parent, incorporated herein by reference to Annex G of the proxy statement.*

(d)-(3)	Support Agreement, dated as of December 17, 2020, by and among Pujiang International Group Limited and the Parent, incorporated herein by reference to Annex E of the proxy statement.*

(d)-(4)	Amendment to Agreement and Plan of Merger, dated as of June 16, 2021 by and among the Company, Parent and Merger Sub incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished by the Company to the SEC on June 16, 2021.*

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.*

(f)-(2)	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.*

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021

Ossen Innovation Co., Ltd.

By:	/s/ Wei Hua
Name:	Wei Hua
Title:	Chief Executive Officer and Chief Financial Officer

Pujiang International Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Liang Tang

By:	/s/ Liang Tang
Name:	Liang Tang

New Ossen Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

[Signature Page to Schedule 13E-3 (Ossen Innovation Co., Ltd.)]

New Ossen Innovation Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Acme Innovation Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Elegant Kindness Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

[Signature Page to Schedule 13E-3 (Ossen Innovation Co., Ltd.)]